UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

BiomX Inc.
(Name of Issuer)
Common stock, par value $0.0001 per share
(Title of Class of Securities)
09090D103
(CUSIP Number)
OrbiMed Israel BioFund GP Limited Partnership OrbiMed Israel GP Ltd. Carl L. Gordon Erez Chimovits 5 Hahoshlim Street Building B, 1st Floor Herzliya Pituach, Israel Telephone: 972 73 2822600
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
March 6, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a Reporting Person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 282559103

1		Names of Reporting Persons. OrbiMed Israel GP Ltd.
2	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6		Citizenship or Place of Organization State of Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 4,601,808(1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 4,601,808(1)
11		Aggregate Amount Beneficially Owned by Each Reporting Person 4,601,808(1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13		Percent of Class Represented by Amount in Row (11) 9.9%(2)
14		Type of Reporting Person (See Instructions) CO

1.	Includes (i) 4,517,589 shares of common stock, par value $0.0001 per share (“Shares”), of BiomX Inc. (the “Issuer”) and (ii) warrants to purchase 84,219 Shares (“Warrants”). Excludes (x) 290,781 Warrants and (y) pre-funded warrants to purchase 9,280,408 Shares (“Pre-Funded Warrants”). The Warrants and Pre-Funded Warrants each contain an issuance limitation that prohibits the holder from exercising such Warrants or Pre-Funded Warrants to the extent that after giving effect to such issuance after exercise, the holder (together with the holder’s affiliates and any other persons acting as a group together with the holder or any of the holder’s affiliates, including the Reporting Persons) would beneficially own in excess of 9.99% of the Shares outstanding immediately after giving effect to the issuance of the Shares upon exercise of the warrants.
2.	This percentage is calculated based upon 45,979,930 Shares outstanding of the Issuer as set forth in the Issuer’s Form S-3 Registration Statement filed with the Securities and Exchange Commission on December 28, 2023 and includes the 84,219 presently exercisable Warrants.

CUSIP No. 282559103

1		Names of Reporting Persons. OrbiMed Israel BioFund GP Limited Partnership
2	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6		Citizenship or Place of Organization State of Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 4,601,808(1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 4,601,808(1)
11		Aggregate Amount Beneficially Owned by Each Reporting Person 4,601,808(1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13		Percent of Class Represented by Amount in Row (11) 9.9%(2)
14		Type of Reporting Person (See Instructions) PN

1.	Includes (i) 4,517,589 shares of common stock, par value $0.0001 per share (“Shares”), of BiomX Inc. (the “Issuer”) and (ii) warrants to purchase 84,219 Shares (“Warrants”). Excludes (x) 290,781 Warrants and (y) pre-funded warrants to purchase 9,280,408 Shares (“Pre-Funded Warrants”). The Warrants and Pre-Funded Warrants each contain an issuance limitation that prohibits the holder from exercising such Warrants or Pre-Funded Warrants to the extent that after giving effect to such issuance after exercise, the holder (together with the holder’s affiliates and any other persons acting as a group together with the holder or any of the holder’s affiliates, including the Reporting Persons) would beneficially own in excess of 9.99% of the Shares outstanding immediately after giving effect to the issuance of the Shares upon exercise of the warrants.
2.	This percentage is calculated based upon 45,979,930 Shares outstanding of the Issuer as set forth in the Issuer’s Form S-3 Registration Statement filed with the Securities and Exchange Commission on December 28, 2023 and includes the 84,219 presently exercisable Warrants.

CUSIP No. 282559103

1		Names of Reporting Persons. Carl L. Gordon
2	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6		Citizenship or Place of Organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 4,601,808(1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 4,601,808(1)
11		Aggregate Amount Beneficially Owned by Each Reporting Person 4,601,808(1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13		Percent of Class Represented by Amount in Row (11) 9.9%(2)
14		Type of Reporting Person (See Instructions) IN

1.	Includes (i) 4,517,589 shares of common stock, par value $0.0001 per share (“Shares”), of BiomX Inc. (the “Issuer”) and (ii) warrants to purchase 84,219 Shares (“Warrants”). Excludes (x) 290,781 Warrants and (y) pre-funded warrants to purchase 9,280,408 Shares (“Pre-Funded Warrants”). The Warrants and Pre-Funded Warrants each contain an issuance limitation that prohibits the holder from exercising such Warrants or Pre-Funded Warrants to the extent that after giving effect to such issuance after exercise, the holder (together with the holder’s affiliates and any other persons acting as a group together with the holder or any of the holder’s affiliates, including the Reporting Persons) would beneficially own in excess of 9.99% of the Shares outstanding immediately after giving effect to the issuance of the Shares upon exercise of the warrants.
2.	This percentage is calculated based upon 45,979,930 Shares outstanding of the Issuer as set forth in the Issuer’s Form S-3 Registration Statement filed with the Securities and Exchange Commission on December 28, 2023 and includes the 84,219 presently exercisable Warrants.

CUSIP No. 282559103

1		Names of Reporting Persons. Erez Chimovits
2	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6		Citizenship or Place of Organization State of Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 4,601,808(1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 4,601,808(1)
11		Aggregate Amount Beneficially Owned by Each Reporting Person 4,601,808(1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13		Percent of Class Represented by Amount in Row (11) 9.9%(2)
14		Type of Reporting Person (See Instructions) IN

1.	Includes (i) 4,517,589 shares of common stock, par value $0.0001 per share (“Shares”), of BiomX Inc. (the “Issuer”) and (ii) warrants to purchase 84,219 Shares (“Warrants”). Excludes (x) 290,781 Warrants and (y) pre-funded warrants to purchase 9,280,408 Shares (“Pre-Funded Warrants”). The Warrants and Pre-Funded Warrants each contain an issuance limitation that prohibits the holder from exercising such Warrants or Pre-Funded Warrants to the extent that after giving effect to such issuance after exercise, the holder (together with the holder’s affiliates and any other persons acting as a group together with the holder or any of the holder’s affiliates, including the Reporting Persons) would beneficially own in excess of 9.99% of the Shares outstanding immediately after giving effect to the issuance of the Shares upon exercise of the warrants.
2.	This percentage is calculated based upon 45,979,930 Shares outstanding of the Issuer as set forth in the Issuer’s Form S-3 Registration Statement filed with the Securities and Exchange Commission on December 28, 2023 and includes the 84,219 presently exercisable Warrants.

Item 1.  Security and Issuer

This Amendment No. 3 (“Amendment No. 3”) to Schedule 13D supplements and amends the Statement on Schedule 13D of OrbiMed Israel GP Ltd. and OrbiMed Israel BioFund GP Limited Partnership (the “Statement”) originally filed with the Securities and Exchange Commission (the “SEC”) on November 7, 2019 as amended by Amendment No. 1 (“Amendment No. 1”) filed with the SEC on March 17, 2023 and Amendment No. 2 filed with the SEC on May 8, 2023. This Amendment No. 3 relates to the common stock, par value $0.0001 per share (“Shares”), of BiomX Inc., a corporation organized under the laws of Delaware (the “Issuer”), with its principal executive offices located at 22 Einstein St., Floor 4, Ness Ziona, Israel 7414003. The Shares are listed on the NYSE American under the ticker symbol “PHGE”. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

On March 6, 2024, the Issuer entered into a Securities Purchase Agreement (the “Purchase Agreement”) with certain investors parties thereto, including the Reporting Persons (as defined below). The transactions contemplated by the Purchase Agreement (the “Private Placement”) are expected to be consummated substantially concurrently with the consummation of the transactions contemplated by that certain Agreement and Plan of Merger by and among the Issuer, BTX Merger Sub I, Inc., BTX Merger Sub II, LLC, and Adaptive Phage Therapeutics, Inc (the “Merger Agreement” and the transactions contemplated thereby, the “Merger”). Pursuant to the Purchase Agreement, the Issuer agreed to sell (i) an aggregate of 216,417 shares of Series X Non-Voting Convertible Preferred Stock (“Series X Preferred Stock”) and (ii) warrants exercisable for an aggregate of 108,208,500 Shares (“Private Placement Warrants”), at a combined purchase price of $231.10 per share of Series X Preferred Stock and accompanying Private Placement Warrant.

The Issuer is obligated under the Purchase Agreement to hold a special meeting of stockholders within 150 days of the consummation of the Private Placement to approve the conversion of all issued and outstanding Series X Preferred Stock and the exercise of all Private Placement Warrants in accordance with the listing rules of NYSE American (the “Private Placement Proposal”).

Following stockholder approval of the Private Placement Proposal, each share of Series X Preferred Stock will automatically convert into 1,000 Shares, subject to certain limitations, including that a holder of Series X Preferred Stock is prohibited from converting shares of Series X Preferred Stock into Shares if, as a result of such conversion, such holder, together with any person whose beneficial ownership would be aggregated with such holder’s for purposes of Section 13(d) or Section 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), would beneficially own more than a specified percentage (to be established by the holder between 0% and 19.99%) of the total number of Shares issued and outstanding immediately after giving effect to such conversion (the “Beneficial Ownership Limitation”). The Private Placement Warrants may be exercised at any time following stockholder approval of the Private Placement Proposal, will have an exercise price of $0.2311 and expire on the 24-month anniversary of the date on which they are first exercisable.

Item 2. Identity and Background

(a) This Amendment No. 3 is being filed by OrbiMed Israel GP Ltd., an Israeli company (“OrbiMed Israel”), OrbiMed Israel BioFund GP Limited Partnership, an Israeli limited partnership (“OrbiMed BioFund”), Carl L. Gordon, an individual (“Gordon”), and Erez Chimovits, an individual (“Chimovits”) (collectively, the “Reporting Persons”).

(b) — (c), (f) OrbiMed BioFund, a limited partnership organized under the laws of Israel, is the general partner of OrbiMed Israel Partners Limited Partnership (“OIP”). OrbiMed BioFund has its principal offices at 5 Hahoshlim Street, Building B, 1st Floor, Herzliya Pituach, Israel.

OrbiMed Israel, a corporation organized under the laws of Israel, is the general partner of OrbiMed BioFund. OrbiMed Israel has its principal offices at 5 Hahoshlim Street, Building B, 1st Floor, Herzliya Pituach, Israel.

Chimovits has his principal offices at 5 Hahoshlim Street, Building B, 1st Floor, Herzliya Pituach, Israel 46686, and Gordon has his principal offices at 601 Lexington Avenue, 54th Floor, New York, New York 10022.

The directors and executive officers of OrbiMed Israel and OrbiMed BioFund are set forth on Schedules I and II, respectively, attached hereto. Schedules I and II set forth the following information with respect to each such person:

(i)          name;

(ii)         business address;

(iii)        present principal occupation of employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and

(iv)        citizenship.

(d) — (e) During the last five years, neither the Reporting Persons nor any Person named in Schedules I through IV has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Chimovits is a citizen of the State of Israel. Gordon is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration

Pursuant to the Purchase Agreement, OrbiMed Israel and OrbiMed BioFund caused OIP to subscribe to purchase shares of Series X Preferred Stock and Private Placement Warrants. Subject to the terms and conditions of the Purchase Agreement, the subscribed shares of Series X Preferred Stock and Private Placement Warrants are expected to be delivered at or immediately following the consummation of the Private Placement. The Reporting Persons expect to file an amendment to the Statement following the delivery of such shares of Series X Preferred Stock and Private Placement Warrants.

The source of funds for such purchases was the working capital of OIP.

Item 4.  Purpose of Transaction

The Reporting Persons from time to time intend to review their investment in the Issuer on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s Shares in particular, as well as other developments and other investment opportunities. Based upon such review, the Reporting Persons will take such actions in the future as the Reporting Persons may deem appropriate in light of the circumstances existing from time to time. If the Reporting Persons believe that further investment in the Issuer is attractive, whether because of the market price of Shares or otherwise, they may acquire Shares or other securities of the Issuer either in the open market or in privately negotiated transactions. Similarly, depending on market and other factors, the Reporting Persons may determine to dispose of some or all of the Shares currently owned by the Reporting Persons or otherwise acquired by the Reporting Persons either in the open market or in privately negotiated transactions.

Except as set forth in this Statement, the Reporting Persons have not formulated any plans or proposals which relate to or would result in:  (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries, (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (e) any material change in the Issuer’s capitalization or dividend policy of the Issuer, (f) any other material change in the Issuer’s business or corporate structure, (g) any change in the Issuer’s charter or bylaws or other instrument corresponding thereto or other action which may impede the acquisition of control of the Issuer by any person, (h) causing a class of the Issuer’s securities to be deregistered or delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act or (j) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer

 (a) — (b) The following disclosure is based upon 45,979,930 Shares outstanding of the Issuer as set forth in the Issuer’s Form S-3 Registration Statement filed with the Securities and Exchange Commission on December 28, 2023.

As of the date of this filing, OIP holds 4,517,589 Shares, 375,000 warrants to purchase Shares (“Warrants”), and 9,280,408 pre-funded warrants to purchase Shares (“Pre-Funded Warrants”), constituting approximately 9.9% of the issued and outstanding Shares (giving effect to 75,806 Warrants and without giving effect to the remaining Warrants and Pre-Funded Warrants, which each contain a Beneficial Ownership Limitation of 9.99%). OrbiMed BioFund is the general partner of OIP pursuant to the terms of the limited partnership agreement of OIP, and OrbiMed Israel is the general partner of OrbiMed BioFund pursuant to the terms of the limited partnership agreement of OrbiMed BioFund. OrbiMed Israel exercises this investment power through an investment committee comprised of Gordon and Chimovits. As a result, OrbiMed Israel, OrbiMed BioFund, Gordon, and Chimovits share the power to direct the vote and disposition of the Shares, Warrants, and Pre-Funded Warrants held by OIP, and OrbiMed Israel, OrbiMed BioFund, Gordon, and Chimovits may be deemed directly or indirectly, including by reason of their mutual affiliation, to be the beneficial owners of the Shares, Warrants, and Pre-Funded Warrants held by OIP.

In addition, OrbiMed Israel and OrbiMed BioFund, pursuant to their authority under the limited partnership agreement of OIP, caused OIP to enter into the agreements referred to in Item 6 below.

(c) Except as reported in Item 3 above, the Reporting Persons have not effected any transactions during the past sixty (60) days in any Shares.

(d) Not applicable.

(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

In addition to the relationships between the Reporting Persons described in Items 2 and 5 above, OrbiMed BioFund is the general partner of OIP pursuant to the terms of the limited partnership agreement of OIP. OrbiMed Israel is the general partner of OrbiMed BioFund pursuant to the terms of the limited partnership agreement of OrbiMed BioFund. Pursuant to these agreements and relationships, OrbiMed BioFund has discretionary investment management authority with respect to the assets of OIP and such discretionary investment management authority is exercised through OrbiMed Israel by action of the investment committee. Such authority includes the power to vote and otherwise dispose of securities held by OIP. The number of outstanding Shares of the Issuer attributable to OIP is 4,517,589. The number of outstanding Warrants of the Issuer attributable to OIP is 375,000. The number of outstanding Pre-Funded Warrants of the Issuer attributable to OIP is 9,280,408. OrbiMed BioFund, as the general partner of OIP, may be considered to hold indirectly 4,517,589 Shares, 375,000 Warrants, and 9,28,408 Pre-Funded Warrants, and OrbiMed Israel, as the general partner of OrbiMed BioFund, may be considered to hold indirectly 4,517,589 Shares, 375,000 Warrants, and 9,208,408 Pre-Funded Warrants.

Support Agreement

In connection with the execution of the Merger Agreement, the Issuer and Adaptive Phage Therapeutics, Inc. entered into stockholder support agreements (the “Support Agreements”) with certain of the Issuer’s stockholders, including OrbiMed Israel, OrbiMed BioFund, and OIP. The Support Agreements provide that, among other things, each of the parties thereto shall vote or cause to be voted all of the shares of capital stock owned by such stockholder in favor of the Merger proposals at the Issuer’s stockholders’ meeting to be held in connection therewith.

Registration Rights Agreement

On March 6, 2024, in connection with the Purchase Agreement, the Issuer entered into a Registration Rights Agreement (the “Registration Rights Agreement”) with the parties to the Purchase Agreement, including OrbiMed Israel, OrbiMed BioFund, and OIP. Pursuant to the Registration Rights Agreement, the Company is required to prepare and file a resale registration statement (the “Registration Statement”) with respect to (i) the warrants to purchase Shares, Shares and shares of Series X Preferred Stock issued in the Merger, (ii) the Private Placement Warrants and shares of Series X Preferred Stock purchased in the Private Placement, and (iii) any Shares issued upon (a) exercise of Private Placement Warrants or warrants to purchase Shares issued in the Merger or (b) conversion of shares of Series X Preferred Stock with the SEC within 45 calendar days following the consummation of the Private Placement (the “Filing Deadline”). The Issuer agreed to use its commercially reasonable efforts to cause the Registration Statement to be declared effective by the SEC within 45 calendar days of the Filing Deadline (or within 75 calendar days if the SEC reviews the Registration Statement).

Lock-Up Agreement

Concurrently and in connection with the execution of the Merger Agreement, OrbiMed Israel, OrbiMed BioFund, and OIP entered into a lock-up agreement with the Company and Adaptive Phage Therapeutics, Inc. (the “Lock-Up Agreement”), pursuant to which each of OrbiMed Israel, OrbiMed BioFund, and OIP will be subject to a 180-day lockup from the date of the consummation of the Merger, on the sale or transfer of Shares, shares of Series X Preferred Stock or any securities convertible into or exercisable or exchangeable for Shares held by each of OrbiMed Israel, OrbiMed BioFund, and OIP at the consummation of the Merger.

In addition to the Support Agreement, the Registration Rights Agreement, and the Lock-Up Agreement, OIP and certain other stockholders of the Issuer are party to a Registration Rights Agreement with the Issuer, dated as of February 27, 2023 (the “2023 Registration Rights Agreement”), a summary of which is set forth at Item 6 of Amendment No. 1.

The foregoing descriptions of the Support Agreement, the Registration Rights Agreement, and the Lock-Up Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of the Support Agreement, the Registration Rights Agreement, and the Lock-Up Agreement, which are filed as Exhibits 3, 4, and 5, respectively, and are incorporated herein by reference.

Item 7.  Material to Be Filed as Exhibits

Exhibit	Description
1.	Joint Filing Agreement among OrbiMed Israel GP Ltd., OrbiMed Israel BioFund GP Limited Partnership, Carl L. Gordon, and Erez Chimovits.
2.	Form of Registration Rights Agreement (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the SEC on February 22, 2023 (File No. 001-38762)).
3.	Form of Support Agreement (incorporated by reference to Exhibit 99.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on March 6, 2024 (File No. 001-38762)).
4.	Form of Registration Rights Agreement, dated as of March 6, 2024, by and among the Issuer and certain purchasers (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the SEC on March 6, 2024 (File No. 001-38762)).
5.	Form of Lock-Up Agreement (incorporated by reference to Exhibit 99.2 to the Issuer’s Current Report on Form 8-K filed with the SEC on March 6, 2024 (File No. 001-38762)).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 8, 2024	By:	/s/ Carl L. Gordon
Carl L. Gordon

	By:	/s/ Erez Chimovits
Erez Chimovits

ORBIMED ISRAEL GP LTD.

	By:	/s/ Carl L. Gordon
Name: Carl L. Gordon
Title: Director

ORBIMED ISRAEL BIOFUND GP LIMITED PARTNERSHIP

	By:	ORBIMED ISRAEL GP LTD., its general partner

	By:	/s/ Carl L. Gordon
Name: Carl L. Gordon
Title: Director of OrbiMed Israel GP Ltd.

SCHEDULE I

The names and present principal occupations of each of the executive officers and directors of OrbiMed Israel GP Ltd. are set forth below. Unless otherwise noted, each of these persons is a United States citizen and has a business address of 5 Hahoshlim Street, Building B, 1st Floor, Herzliya Pituach, Israel.

Name	Position with Reporting Person	Principal Occupation

Carl L. Gordon	Director	Director OrbiMed Israel GP Ltd.

Erez Chimovits Israeli Citizen	Director	Director OrbiMed Israel GP Ltd.

SCHEDULE II

The business and operations of OrbiMed Israel BioFund GP Limited Partnership are managed by the executive officers and directors of its general partner, OrbiMed Israel GP Ltd., set forth on Schedule I attached hereto.

EXHIBIT INDEX

Exhibit	Description
1.	Joint Filing Agreement among OrbiMed Israel GP Ltd., OrbiMed Israel BioFund GP Limited Partnership, Carl L. Gordon, and Erez Chimovits.
2.	Form of Registration Rights Agreement (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the SEC on February 22, 2023 (File No. 001-38762)).
3.	Form of Support Agreement (incorporated by reference to Exhibit 99.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on March 6, 2024 (File No. 001-38762)).
4.	Form of Registration Rights Agreement, dated as of March 6, 2024, by and among the Issuer and certain purchasers (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the SEC on March 6, 2024 (File No. 001-38762)).
5.	Form of Lock-Up Agreement (incorporated by reference to Exhibit 99.2 to the Issuer’s Current Report on Form 8-K filed with the SEC on March 6, 2024 (File No. 001-38762)).